SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A. and its Subsidiaries

Condensed Consolidated Interim Balance Sheets
at June 30, 2005 and December 31, 2004
In millions of reais

	June 30,	December 31,
Assets	2005	2004

	(Unaudited)	(Restated)

Current assets
Cash and cash equivalents	2,281.9	1,753.4
Other investments	631.5	21.6
Trade accounts receivable	1,613.9	1,591.8
Taxes recoverable	379.5	482.1
Inventories	1,544.8	1,536.1
Related parties	0.5	0.6
Securities receivable	20.2	20.2
Advances to suppliers	50.7	31.6
Other assets	60.1	66.0
Prepaid expenses	33.8	56.9

	6,616.9	5,560.3

Long-term assets
Trade accounts receivable	6.2	23.1
Related parties	37.5	34.8
Other investments	8.6	65.9
Judicial deposits and compulsory loan	167.3	198.6
Deferred income tax	269.0	303.8
Taxes recoverable	490.3	256.1
Inventories	62.3	50.4
Other assets	8.5	9.2

	1,049.7	941.9

Permanent assets
Investments
Associated companies	86.1	55.7
Other investments	34.7	35.0
Property, plant and equipment	5,472.0	5,397.2
Deferred charges, including goodwill (Note 13)	2,856.2	3,105.0

	8,449.0	8,592.9

Total assets	16,115.6	15,095.1

Braskem S.A. and its Subsidiaries

Condensed Consolidated Interim Balance Sheets
at June 30, 2005 and December 31, 2004
In millions of reais	(continued)

	June 30,	December 31,
Liabilities and shareholders' equity	2005	2004

	(Unaudited)	(Restated)

Current liabilities
Suppliers	2,585.4	2,038.9
Loans and financing	1,040.5	1,775.6
Debentures	10.0	5.0
Salaries and payroll charges	73.8	95.6
Taxes and social contributions payable	235.9	230.2
Interest on own capital and dividends payable	1.9	191.6
Advances from customers	65.9	47.9
Insurance premiums payable		53.2
Other liabilities	81.8	99.1

	4,095.2	4,537.1

Long-term liabilities
Suppliers	67.6	74.1
Loans and financing	3,454.0	3,051.2
Debentures	1,530.8	1,167.9
Related parties	13.8	115.7
Deferred income tax	95.1	9.3
Taxes and contributions payable	1,350.7	1,332.1
Other liabilities	166.7	121.2

	6,678.7	5,871.5

Deferred income
Negative goodwill on investments in subsidiary companies	91.1	94.1

Minority interest	381.8	404.9

Shareholders' equity
Capital	3,403.0	3,403.0
Capital reserves	392.3	344.8
Revenue reserves	489.3	489.3
Treasury shares	(15.0)	(15.0)
Retained earnings (accumulated deficit)	599.2	(34.6)

	4,868.8	4,187.5

Total liabilities and shareholders' equity	16,115.6	15,095.1

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Braskem S.A. and its Subsidiaries

Condensed Consolidated Interim Statements of Operations
for the Six-month Periods Ended June 30, 2005 and 2004
(Unaudited)
In millions of reais, except amounts per thousand shares

	2005	2004

	(Unaudited)	(Unaudited)

Gross sales
Domestic market	7,023.9	5,750.1
Foreign market	1,577.9	1,221.7
Taxes, freights and return on sales	(1,993.2)	(1,535.2)

Net sales revenue	6,608.6	5,436.6
Cost of sales and services rendered	(4,999.3)	(4,098.8)

Gross profit	1,609.3	1,337.8

Operating expenses (income)
Selling	150.6	115.0
General and administrative	244.2	155.5
Investment in associated companies
Equity in the results	(17.4)	(8.2)
Amortization of goodwill and negative goodwill, net	76.1	76.4
Foreign exchange variation	(11.6)	14.6
Tax incentives	(18.7)	(21.3)
Other	1.2	(1.6)
Depreciation and amortization	198.2	158.5
Financial expenses, net (Note 20)	119.5	1,109.9
Other operating income, net	(17.6)	(41.0)

	724.5	1,557.8

Operating income (loss)	884.8	(220.0)
Non-operating expenses, net	(16.1)	(1.4)

Income (loss) before income tax and social contribution	868.7	(221.4)

Income tax and social contribution
Current	(114.6)	(61.2)
Deferred	(119.7)	0.2

Income (loss) before minority interest	634.4	(282.4)
Minority interest	(0.6)	(12.8)

Net income (loss) for the period	633.8	(295.2)

Net income (loss) per shares outstanding at the end of each of the
periods - R$	1.75	(0.96)

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Braskem S.A. and its Subsidiaries

Condensed Consolidated Interim Statement of Changes in Shareholders' Equity
for the Six-month Periods Ended June 30, 2005 and 2004
(Unaudited)
In millions of reais

		Capital reserves		Revenue reserves			Retained earnings (accumulated deficit)

		Tax			Retained	Treasury
	Capital	incentives	Other	Legal	earnings	share		Total

At December 31, 2003	1,887.4	743.7	0.6			(23.2)	(495.9)	2,112.6
Capital increase (unaudited)	304.6							304.6
Tax incentives (unaudited)		0.4						0.4
Net loss for the period (unaudited)							(295.2)	(295.2)

At June 30, 2004 (unaudited)	2,192.0	744.1	0.6			(23.2)	(791.1)	2,122.4

At December 31, 2004 (Restated)	3,403.0	344.2	0.6	34.6	454.7	(15.0)	(34.6)	4,187.5
Tax incentives (unaudited)		47.5						47.5
Net income for the period (unaudited)							633.8	633.8

At June 30, 2005 (unaudited)	3,403.0	391.7	0.6	34.6	454.7	(15.0)	599.2	4,868.8

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Braskem S.A. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows
for the Six-month Periods Ended June 30, 2005 and 2004
(Unaudited)
In millions of reais

	2005	2004

	(Unaudited)	(Unaudited)

Net income (loss) for the period	633.8	(295.2)
Adjustment to reconcile net income to cash provided
by operating activities
Depreciation, amortization and depletion	443.2	363.2
Amortization of goodwill and negative goodwill, net	76.1	76.4
Equity in earnings of associated companies	(17.4)	(8.2)
Foreign exchange variation on investments	(11.6)	14.6
Tax incentives	(18.7)	(21.3)
Gains (losses) on interests in investments and other	1.8	(1.5)
Loss on permanent assets disposed of	1.3	0.5
Interest and monetary and exchange variations	(202.4)	531.0
Deferred tax expense (benefit)	119.7	(0.2)
Minority interest	0.6	12.8
Other	2.5	(8.1)

Decrease (increase) in assets
Other investments	(588.3)	(76.5)
Trade accounts receivable	36.2	(293.0)
Fair market value of derivative financial instruments		(4.1)
Inventories	(32.1)	(162.1)
Taxes recoverable	(92.1)	109.1
Prepaid expenses	19.5	49.8
Other receivables	(61.7)	(18.3)
Increase (decrease) in liabilities
Suppliers	532.0	425.9
Taxes, charges and contributions	(15.3)	54.9
Tax incentives	66.4	23.3
Advances from customers	28.1	(142.4)
Other payables	(40.6)	(225.2)

Net cash provided by operating activities	881.0	405.4

Braskem S.A. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows
for the Six-month Periods Ended June 30, 2005 and 2004
(Unaudited)
In millions of reais	(continued)

	2005	2004

	(Unaudited)	(Unaudited)

Proceeds from sale of permanent assets		1.7
Dividends received	9.1	1.1
Additions to property, plant and equipment	(242.8)	(114.1)
Additions to investments	(15.8)	(14.9)
Additions to deferred charges	(87.6)	(357.1)

Net cash used in investing activities	(337.1)	(483.3)

Short-term debt, net	(973.2)	(797.3)
Long-term debt
Issuances	1,315.1	1,954.7
Repayments	(22.0)	(5.6)
Related companies
Issuances	1.9	31.8
Repayments	(115.8)	(25.5)
Dividends paid to shareholders and minority interest	(210.2)	95.7
Other	(11.2)	6.8

Net cash provided by (used in) financing activities	(15.4)	1,260.6

Increase in cash and cash equivalents	528.5	1,182.7

Represented by
Cash and cash equivalents, at the beginning of the period	1,753.4	707.2
Cash and cash equivalents, at the end of the period	2,281.9	1,889.9

Increase in cash and cash equivalents	528.5	1,182.7

Major non-cash transactions

1st Half 2004 – Exchange of debt amounting to R$ 243.0 and debentures of 10th.

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

1 Operations

(a) Braskem S.A ("Braskem") and its subsidiaries (together "we", "us", "our" or "the Company") is the only integrated petrochemical cracker and thermoplastics producer in Brazil, and produces a diversified portfolio of petrochemical products. Braskem's principal corporate objective is manufacturing, selling, importing and exporting chemical and petrochemical products and fuels, as well as producing and supplying utilities to companies in the Camaçari Petrochemical Complex (the "Northeastern Complex") in Bahia, Brazil, and rendering services to those companies.

(b) Formation of Braskem

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main recent events can be summarized as follows:

.. In order to obtain a capital structure more appropriate for the operations of the subsidiary Braskem Importação e Exportação Ltda. (“Braskem Importação”), formerly OQPA Importação e Exportação Ltda., at December 31, 2004, the Company increased the capital of this subsidiary by R$ 99,215, with the issue of 99,215,010 quotas, by capitalizing the receivable held in current account in the amount of R$ 98,215 and R$ 1,000 from its own funds. This transaction generated: (i) goodwill of R$ 98,999, fully amortized; (ii) reversal of the provision for loss in investee for the same amount.

.. In February 2005, the Company increased its participation in the total share capital of the subsidiary CINAL from 63.03% to 78.80%, in transactions with the minority shareholder Petrobrás Química S.A. (“Petroquisa”). Additionally, the CINAL Special Shareholders’ Meeting held in April 2005 resolved to fully and definitely redeem the company’s preferred class “B” shares for their book value, with no capital reduction. As a result, the Company received a reimbursement of R$ 2,288, corresponding to 4,139 thousand shares, while its percentage holding in CINAL’s total capital increased by 8.02% .

.. The Extraordinary General Meeting, held on March 31, 2005, approved the merger of our subsidiary Odebrecht Química S.A. (“Odequi”), based on the appraisal report supporting the shareholders’ equity value, issued by independent appraisers, in the amount of R$ 1,340.7 at December 31, 2004. The equity variations in the first quarter of 2005 were taken to Braskem income as equity in the results.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

.. On April 25, 2005, the Company increased the capital of Braskem Incorporated Limited (“Braskem Inc”), current corporate name of CPN Incorporated Limited (“CPN Inc”) by US$ 40,000 thousand (equal to R$ 101,400), from US$ 95 thousand to US$ 40,095 thousand, with the issue of 40,000,000 (quotas), by capital contribution in cash. This transaction generated: (i) goodwill of R$ 6,579, fully amortized; and (ii) reversal of the provision for loss in the investee of the same amount.

.. The Extraordinary General Meeting held on May 30, 2005, approved a capital increase of Braskem Participações S.A. (“ Braskem Participações”), current corporate name of Copene Participações S.A., by R$ 266, with no issue of shares, by verifying the market value of Braskem Importação issued quotas.

(c) Reverse-split of shares and split of American Depositary Shares ("ADS")

In order to improve negotiations and increase the liquidity of the Company’s shares, the Extraordinary General Meeting, held on March 31, 2005, approved the reverse-split of shares, including all types and classes of shares, in the proportion of 250 shares to each share. As a result, the ADS split was also approved, in the proportion of 2 ADS for each existing ADS.

Shareholders must adjust their positions within 30 days, as from April 5, 2005. After the expiration of this date, possible remaining share fractions will be rounded and submitted to an auction in the São Paulo Stock Exchange (“Bovespa”), and the amount will be proportionally transferred to the owners through bank accounts.

As from May 16, 2005, the shares have been quoted in unit batches and traded on Bovespa and on the New York Stock Exchange (“NYSE”), considering the reverse-split of shares and split of ADS, respectively.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

The net income per shares outstanding at the end of each of the periods, presented on the condensed consolidated interim Statements of Operations had the following effects after the share split:

	Not considering	As presented
	the share split (In	considering
	thousand of	the share split
	shares)	(Per shares)

Six-month period ended June 30, 2005	7.00	1.75
Six-month period ended June 30, 2004	(3.85)	(0.96)

(d) Memorandum of Understanding regarding Shareholders Agreement

On April 29, 2005, Odebrecht, Petroquisa, ODBPAR and Norquisa entered into an amendment of the Memorandum of Understanding regarding Shareholders Agreement. Under this amendment, Odebrecht, ODBPAR and Norquisa granted to Petroquisa an option to purchase such number of our common shares as may be necessary for Petroquisa to own up to 30% of our voting shares.

If Petroquisa exercises this option, Odebrecht, ODBPAR and Norquisa will cause our company to issue shares to Petroquisa in exchange for the shares of some petrochemical companies owned by Petroquisa, as defined below in this amendment:

(i) 15.63% of total share capital of Copesul - Companhia Petroquímica do Sul;
(ii) 85.04% of total share capital of Petroquímica Triunfo S.A.; and
(iii) 40% of total share capital of Petroquímica Paulínia S.A. (Note 21).

Odebrecht accepted the assets indicated by Petroquisa to exercise this option, which may be exercised in full on a single occasion prior to or on March 31, 2006, as allowed in this amendment.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

(e) Administrative Council for Economic Defense (CADE)

In accordance with Article 54, § 3 of Law 8,884/94, the concentration resulting from the change in control of Braskem was notified in a timely manner to the anti-trust authorities. In July 2002, the Secretariat for Economic Monitoring of the Finance Ministry (SEAE) issued a favorable opinion on the transaction. In May 2003, the favorable opinion of the Secretariat for Economic Rights (SDE) was published without any restrictions. The transaction was submitted for the review and analysis of the Administrative Council for Economic Defense (CADE), and in November 2003 CADE Prosecution Service also approved the transaction without any restrictions. In February 2004, the transaction was examined by the Federal Department of Public Prosecution, which also recommended the approval of the transaction. In September 2005, CADE approved, for unamimity, this operation without any restrictions.

2 Significant Accounting Policies

All majority-owned subsidiaries in which we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in jointly-controlled entities are proportionately consolidated. Investments in unconsolidated affiliates are reported at cost less amortized goodwill plus our equity in undistributed earnings or losses.

The accounting policies used in the preparation of the condensed consolidated interim financial information are consistent with those utilized in the preparation of the audited consolidated financial statements at and for the year ended December 31, 2004, except for the consolidation of funds described below.

(i) Consolidation of Funds

In August 2004, the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) issued Instruction No. 408/04 requiring the consolidation of certain investments and funds in consolidated financial statements as from January 1, 2005. Subsequently, at February 25, 2005, CVM Circular Letter No. 01/2005 provided additional information to support the concept of activities subject to consolidation.

CVM Instruction No. 408/04 also requires that the previously disclosed consolidated financial statements be restated to include the funds that existed at that time, for purposes of comparison with the latest period presented.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

The differences in the balance sheet and shareholders’ equity at December 31, 2004 as originally disclosed and as presented herein considering the consolidation of funds are as follows:

	At December 31, 2004

	As	Effects of	As
	originally	consolidation	presented
	disclosed	of funds	herein

Balance Sheet
Cash and cash equivalents	1,753.3	0.1	1,753.4
Other investments	20.5	1.1	21.6
Trade accounts receivable	1,366.9	224.9	1,591.8
Taxes recoverable	482.0	0.1	482.1
Other investments	89.8	(23.9)	65.9
Other assets	9.3	(0.1)	9.2
Other liabilities	98.7	0.4	99.1
Minority interest	203.1	201.8	404.9

The differences in the statements of operations and cash flows for the six-month period ended June 30, 2004 as originally disclosed and as presented herein were not relevant.

3 Presentation of the Financial Statements

The unaudited condensed consolidated interim financial information has been prepared in accordance with the accounting practices adopted in Brazil ("Brazilian GAAP"), which are based on:

.. Brazilian Law No. 6,404/76, as amended by Brazilian Laws 9,457/97 and 10,303/01;

.. the rules and regulations of the CVM;

.. the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil – IBRACON).

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

The Company's condensed consolidated interim financial information as of June 30, 2005 and for the six-month periods ended June 30, 2005 and 2004 is unaudited. However, in our opinion, such condensed consolidated interim financial information includes all adjustments necessary for a fair presentation of the results for interim periods. The results of operations for the six-month period ended June 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2005.

This condensed consolidated interim financial information does not include all of the disclosures required in a complete set of financial statements prepared under Brazilian GAAP, such as statements of changes in financial position and complete explanatory footnotes.

The unaudited condensed consolidated interim financial information was prepared to attend certain financial institutions which have lend funds to the Company and should be read in conjunction with the Company's audited consolidated financial information at and for the year ended December 31, 2004.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

4 Consolidated Financial Statements

The consolidated financial statements include the financial statements of the Company and its subsidiaries and jointly-controlled entities and Special-purpose Companies (“SPEs”) in which the Company has direct or indirect share control, as shown below:

		Interest in total capital - %

	Head office	June	December	June
	(country)	30, 2005	31, 2004	30, 2004

		(Unaudited)		(Unaudited)

Subsidiaries
Braskem Cayman Ltd. (i)	Cayman Islands	100.00	100.00	100.00
Braskem Importação (ii)	Brazil	100.00	100.00	100.00
Braskem Inc. (iii)	Cayman Islands	100.00	100.00	100.00
Braskem International Ltd. (iv)	Bahamas	100.00	100.00	100.00
Braskem Participações	Brazil	100.00	100.00	100.00
Companhia Alagoas Industrial – CINAL (v)	Brazil	86.82	78.80	63.03
Monômeros (xvi)	Brazil		87.24
CPN Distribuidora de Combustíveis Ltda.	Brazil	100.00	100.00	100.00
CPP - Companhia Petroquímica Paulista (“CPP”)	Brazil	90.71	90.71	90.71
Investimentos Petroquímicos Ltda.(“IPL”)	Brazil	100.00	100.00	100.00
Lantana Trading Company Inc. (Lantana”)	Bahamas	100.00	100.00	100.00
Odebrecht Química S.A. ("Odequi") (vi/vii)	Brazil		100.00	100.00
Odequi Overseas Inc. (“Overseas”)	Cayman Islands	100.00	100.00	100.00
OPE Investimentos S.A. (xv)	Brazil			100.00
Polialden Petroquímica S.A. ("Polialden") (viii)	Brazil	63.68	63.68	56.27
Polialden America Inc.	U.S.A.	63.68	63.68	56.27
Tegal Terminal de Gases Ltda	Brazil	90.79	90.79	90.79

Jointly-controlled entities proportionally
consolidated (under CVM 247) (ix)
CETREL S.A. ("Cetrel") (x)	Brazil	41.01	40.81	40.81
Codeverde Companhia de Desenvolvimento
Rio Verde	Brazil	35.52	35.49	35.49
COPESUL - Companhia Petroquímica do Sul
("Copesul") (xi)	Brazil	29.46	29.46	29.46
Politeno Indústria e Comércio S.A. ("Politeno") (xii)
	Brazil	33.96	33.96	33.88

Special-purpose companies
consolidated (under CVM 408) (xiii)
Chemical Fundo de Investimento em Direitos
Creditórios (“Fundo Chemical”) (xiv)	Brazil	10.79	10.79
CSAM Orion Fund Limited (“Orion”)	Cayman Islands	100.00	100.00
Guardian Protected Cell Company (“Guardian”)	Guemsey	100.00	100.00
Sol Fundo de Aplicação em Quotas de Fundos
de Investimento (“FIQ Sol”)	Brazil	100.00	100.00

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

(i)	Braskem Cayman Ltd. is the new corporate name of CPC Cayman Ltd. (“CPC Cayman”).
(ii)	In May 2005, 100% of this investment was contributed as capital increase to Braskem Participações (Note 1(b)).
(iii)	Braskem Incorporated Ltd. is the new corporate name of CPN Incorporated Ltd. (“CPN Inc”).
(iv)	Braskem International Ltd. is the new corporate name of Odequi Investments Ltd. (“OIL”).
(v)	Increase in participation in February and June 2005 (Note 1(b)).
(vi)	Company merged on March 31, 2005 (Note 1(b)).
(vii)	In June 2004, the consolidated interest (including interest held by subsidiary Overseas) in the capital of Odequi was equal to 100%.
(viii)	Increase in participation in December 2004, due to the exchange of shares with minority shareholders of Polialden.
(ix)	Investments were proportionally consolidated, as prescribed in CVM Instruction 247/96.
(x)	The consolidated interest (including interest held by Polialden) in the capital of CETREL is equal to 41.01%.
(xi)	Following the merger of Odequi, the direct interest in the capital of Copesul is equal to 29.46%.
(xii)	The jointly-controlled subsidiary Politeno issued new shares through the capitalization of the tax incentive reserve, increasing Braskem’s participation.
(xiii)	In August 2004, CVM issued Instruction 408/04 providing for the inclusion of SPEs in the consolidated financial statement of publicly-held companies. Subsequently, on February 25, 2005, CVM Circular Letter 01/2005 provided additional information to support the concept of activities subject to consolidation.
(xiv)	Interest corresponding to subordinated quotas held by Braskem.
(xv)	Merged into Odequi on November 1, 2004.
(xvi)	Company merged on March 31, 2004.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

5 Other Investments

	June	December
	30, 2005	31, 2004

	(Unaudited)	(Restated)
Current assets
Investment fund (trading)	625.1	15.8
Other	6.4	5.8

	631.5	21.6

Other long-term investments
Shares of associated company held for sale		22.1
Subordinated quotas of investment fund (trading)	1.1	7.0
Others	7.5	36.8

	8.6	65.9

Investment funds comprise a portfolio of foreign investment funds, the risk of which is regularly reassessed by the Company. These funds are recorded at realizable values.

As of December 31, 2004, associated company shares for sale were equal to the net book value of shares issued by Borealis Brasil S.A. ("Borealis"), representing 20% of its total capital. In June 2005, the investment balance was transferred to “Associated companies” in permanent assets, as the original decision to sell such shares is under review.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

6 Trade Accounts Receivable

	June	December
	30, 2005	31, 2004

	(Unaudited)	(Restated)

Customers
Domestic market	1,190.0	1,229.3
Foreign market	531.1	516.0
Advances on foreign deliveries	(23.2)	(75.7)
Allowance for doubtful accounts	(77.8)	(54.7)

	1,620.1	1,614.9

Long-term assets	(6.2)	(23.1)

Current assets	1,613.9	1,591.8

The Company has been adopting a policy of realizing domestic trade accounts, consisting of the sale of its receivables to a credit rights investment fund, which pays the Company earlier than the normal maturity of these customer receivables.

The amounts recorded in long-term assets result from renegotiations with customers.

The changes in allowance for doubtful accounts are as follows:

	June	December
	30, 2005	31, 2004

	(Unaudited)

At the beginning of the year	(54.7)	(105.7)
Additions charged to selling expenses	(23.1)	(52.4)
Write-off of uncollectible receivables		102.4
Recoveries		1.0

At the end of period	(77.8)	(54.7)

During 2004, management wrote off uncollectible receivables, which were fully provided for in the amount of R$ 102.4. This write-off resulted in a decrease of trade accounts receivable and allowance for doubtful accounts in this amount.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

7 Inventories

	June	December
	30, 2005	31, 2004

	(Unaudited)

Finished goods	797.1	769.8
Work in process	61.6	47.9
Raw materials, production inputs and packaging	380.7	415.6
Maintenance materials	306.4	276.7
Advances to suppliers	50.1	71.0
Imports in transit and others	11.2	5.5

Total	1,607.1	1,586.5

Long-term maintenance materials (*)	(62.3)	(50.4)

Current assets	1,544.8	1,536.1

(*)	Based management’s historical of utilization, part of the maintenance materials inventory was reclassified to long-term.

Advances to suppliers and expenditures for imports in transit are mainly related to the acquisition of petrochemical naphtha, which is the Company's main raw material.

8 Judicial Deposits and Compulsory Loan

	June	December
	30, 2005	31, 2004

	(Unaudited)
Judicial deposits
Social Integration Program (PIS)/Social Contribution for
Social Security Financing (COFINS)	66.3	96.5
Education allowance and Social Security contribution	32.0	29.3
Work accident insurance	14.1	14.1
Labor claims	12.4	11.3
Other	30.4	31.6
Compulsory loan (Eletrobrás)	12.1	15.8

	167.3	198.6

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

9 Related Parties

			Long-term	Current
	Current assets		receivables	liabilities	Long-term liabilities

	Trade
	accounts	Related	Related				Related
	receivable	parties	parties	Suppliers	Suppliers	Debentures	parties

Jointly-controlled entities
Cetrel			2.5	0.5			2.5
Copesul	2.9			398.6
Politeno	10.6

Associated companies
Petroflex Indústria e
Comércio S.A. ("Petroflex")	31.3
Borealis	12.7
Related parties
Petrobras			33.3	341.7	34.2
Petrobras Distribuidora S.A.				18.4	27.0
Monsanto Nordeste S/A
(Related parte of Cetrel)							2.3
Ipiranga Petroquímica S.A.
(related party of Copesul)	1.8			0.6
Pronor (related party of Cetrel)							3.2
ODBPAR Investimentos S.A.						930.8
Construtora Norberto
Odebrecht S.A. (“CNO”)				2.4
Nitroclor Produtos Químicos
S.A. (related party of Cetrel)							1.6
Other		0.5	1.7				4.2

At June 30, 2005 (unaudited)	59.3	0.5	37.5	762.2	61.2	930.8	13.8

At December 31, 2004	67.3	0.6	34.8	351.8	65.7	867.9	115.7

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

		Raw materials,
		services
	Product	and utilities	Financial	Financial
	sales	purchases	income	expenses

Jointly-controlled entities
Cetrel	0.5	7.2
Copesul	1.2	959.0		0.8
Politeno	355.0

Associated companies
Borealis	66.9
Petroflex	225.1

Related parties
Petrobras	2.0	2,240.8	1.8
Petrobras Distribuidora S.A.	0.8	72.4
Monsanto Nordeste S/A	1.3
(Related party of Cetrel)
Construtora Norberto Odebrecht
(“CNO”)		25.1
ODBPAR Investimentos S/A
(“ODBPAR”)				62.9
Refinaria Alberto Pasqualini -
REFAP S.A.	4.7	119.1
Ipiranga Petroquímica S.A.	265.8	7.3	0.4

At June 30, 2005 (unaudited)	923.3	3,430.9	2.2	63.7

At June 30, 2004 (unaudited)	753.7	3,430.9	3.5	9.2

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

10 Taxes Recoverable

	June	December 31,
	30, 2005	2004

	(Unaudited)	(Restated)

Value-added tax (ICMS) recoverable	509.0	438.1
Excise tax (IPI) recoverable (regular operations)	62.9	47.8
PIS	51.0	50.6
Income tax and social contribution	96.3	77.8
Income tax on net income (ILL)	71.5	68.0
Social Investment Fund - Finsocial	14.2	14.2
Other	64.9	41.7

	869.8	738.2

Current assets	(379.5)	(482.1)

Long-term assets	490.3	256.1

(a) ICMS recoverable

Braskem increased its accumulated ICMS credit, basically on account of the high export volumes and product sales with deferred tax credit. Company management is working on accelerating the use of this credit, and no material losses are expected.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

11 Investments

(a) Associated companies

						Year ended
						December
		Six months period ended June 30, 2005				31, 2004

	Borealis	Rionil	Sansuy	Petroflex	Total	Total

					(Unaudited)

At January 1		2.0	2.9	50.8	55.7	37.7
Transfer from Other
Investments	22.1				22.1
Equity in the results	0.5	(0.1)	0.3	16.7	17.4	18.0
Dividends	(2.0)			(7.1)	(9.1)

At the end of the period	20.6	1.9	3.2	60.4	86.1	55.7

12 Property, Plant and Equipment

			June	December
			30, 2005	31, 2004

		(Unaudited)
					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rates - %

Land	48.3		48.3	46.5
Buildings and improvements	945.7	(411.5)	534.2	544.9	2 to 10
Machinery, equipment and
installations	7,475.3	(3,406.2)	4,069.1	4,214.5	3.3 to 20
Furniture and fixtures	42.7	(37.6)	5.1	5.6	10
Information technology	66.5	(53.9)	12.6	11.3	20
Construction-in-progress	781.2		781.2	554.7
Other	65.2	(43.7)	21.5	19.7	Up to 20

	9,424.9	(3,952.9)	5,472.0	5,397.2

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

Construction in progress relates principally to projects for operating improvements to increase the useful life of the industrial units, machinery and equipment, as well as programs in the areas of health, technology and security.

At June 30, 2005, property, plant and equipment includes goodwill arising from legally merged companies in the amount of R$ 908.4, net of accumulated depreciation (unaudited) (December 2004 - R$ 937.2) .

13 Deferred Charges

	June	December
	30, 2005	31, 2004

	(Unaudited)
Costs
Pre-operating expenses	241.9	244.6
Rights to manufacturing processes	43.7	57.0
Organization and implementation expenses	297.3	317.4
Expenditures for structuring operations	437.3	436.0
Goodwill on acquisition of investments	2,361.5	2,409.5
Expenditures for programmed stoppages (major overhauls)	513.3	500.5
Research and development	92.5	91.2
Catalysts and other	101.5	104.3

	4,089.0	4,160.5

Accumulated amortization	(1,232.8)	(1,055.5)

	2,856.2	3,105.0

Goodwill on acquisition of investments is based on the future profitability and is being amortized in up to ten years, according to the appraisal reports issued by independent experts. The record of goodwill in deferred charges is in conformity with CVM Instructions 319/99 and 247/96.

At June 30, 2005, goodwill on acquisition of investments includes the amounts of R$ 1,164.7 (unaudited) and R$ 480.3 (unaudited), arising from the merger of OPP Química S.A. (“OPP Química”) and Trikem S.A. (“Trikem”), respectively. This goodwill is based on expected future profitability and is being amortized in up to ten years.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

14 Loans and Financing

			June 30,	December
		Annual financial charges	2005	31, 2004

Foreign currency - denominated
Foreign notes payable (Eurobonds)		US$ + interest of 9.00% to 10.63%	1,360.7	700.5
Advances on export contracts	2005	US$ + interest of 1.95% to 3.85%	17.7	351.9
	2004	US$ + interest of 2.30% to 6.00%
		US$ + interest of 1.25% to 4.50% above LIBOR (i) or
Export prepayment		interest of 10.99%	792.2	910.9
Médium-Term Notes		US$ + interest of 9.25% to 11.75%	1,480.1	1,581.4
Raw material financing	2005	US$ + interest of 0.53% to 7.65% above LIBOR (i)	79.1	467.1
	2004	US$ and YEN + fixed interest of 6.90%		4.4
Permanent assets financing
		US$ + interest of 3.88% above LIBOR	22.0	29.9
		US$ + fixed interest of 4.75% to 13.64%	19.3	28.9
	2004
Working capital		US$ + fixed interest of 5.00% to 7.50%		102.8
Local currency - denominated
		Interest of 0.30% to 11.00% + fixed restatement (IGPM,
Working capital		TJLP and CDI)	61.6	34.1
	2004	US$ + interest of 4.50%		11.0
FINAME	2005	Fixed interest of 10.50% + fixed restatement (TJLP) (ii)	14.6	17.1
		Fixed interest of 3.0% to 11.0% + fixed restatement
	2004	(TJLP) (ii)

BNDES		Fixed interest of 1.0% to 12.60% + fixed restatement	92.2	171.2
(TJLP and UMBNDES) (ii and iii)
BNB		Fixed interest of 11.81%	50.8	31.5
FINEP		Fixed restatement – TJLP (ii)	10.3
Acquisition of shares	2005	Fixed interest of 4.00%+ fixed restatement (TJLP) (ii)	188.0	176.3
Vendor		Fixed interest of 18.00% to 20.04%	163.7	168.6
Financing of projects		101.59% of CDI	142.2
Other		Fixed interest of 14.0% to 21.0% + payment bonus of		39.2
		15% or 112.0% of CDI

			4,494.5	4,826.8
Less: Current liabilities			(1,040.5)	(1,775.6)

Long-term liabilities			3,454.0	3,051.2

(i)	LIBOR = London Interbank Offered Rate
(ii)	TJLP = Long-term Interest Rate
(iii)	UMBNDES = BNDES monetary unit

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

15 Debentures

The Company's debenture position is summarized as follows:

	June	December
	30, 2005	31, 2004

	(Unaudited)

Balance at the beginning of period	1,172.8	1,492.0
Interest accrued	99.2	444.1
Issuance (*)	300.0	1,500.0
Interest payments	(31.2)	(2,263.2)

Balance at the end of the period	1,540.8	1,172.9

Less: current liabilities	(10.0)	(5.0)

Long-term liabilities	1,530.8	1,167.9

(*)	Includes conversion of advance for purchases of credit rights in the amount of R$ 107.7 in January 2004 and R$ 135.3 of other short term debt.

The Board of Directors, at a meeting held on April 13, 2005, approved the issue of 13th series simple debentures in the aggregate amount of R$300.0 (unaudited). These debentures are non-convertible into shares and have a final maturity date of June 1, 2010, unsecured debentures, in a single series are repayable semiannually, beginning on December 1, 2005, and bear interest at the rate of 104.10% of CDI.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

16 Taxes and Contributions Payable -Long-term Liabilities

	June	December
	30, 2005	31, 2004

	(Unaudited)
Compensation of IPI credits
IPI - export credit	482.9	462.8
IPI - purchase of zero-rated materials	439.9	406.9
IPI - consumable materials and equipment	36.0	34.8

Other taxes and contributions payable
PIS/COFINS - Law 9,718 of 1998	298.7	320.6
Education allowance contribution, SAT and INSS	35.1	31.2
Special Installment Program (PAES) - Law 10,684/03	46.4	49.7
Tax Recovery Program (REFIS) - Law 9,964/00		3.2
Others	11.7	22.9

	1,350.7	1,332.1

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

17 Income Tax and Social Contribution on Net Income

(a) Income tax reconciliation

	June	June
	30, 2005	30, 2004

	(Unaudited)	(Unaudited)

Income (loss) before income tax and minority interest	868.7	(221.4)

Income tax and social contribution benefit (expense) at
statutory rate of 34%	(295.4)	75.3
Income tax on equity in earnings of associated companies	(0.8)	(6.1)
Non-deductible amortization of goodwill	(18.3)	(16.2)
Exempt exchange gains (losses) on foreign currency	1.9	(2.8)
Income tax incentives	7.1	7.3
Other permanent differences	(1.7)	(26.9)
Tax effect of social contribution tax exemption	72.7	(21.7)

Loss of tax losses on legal merger of subsidiaries
(principally Odequi and Trikem)	(21.7)	(58.1)
Net change in valuation allowance	23.6	(4.6)
Other	(1.7)	(7.2)

Income tax expense, per statement of operations	(234.3)	(61.0)

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

(b) Deferred income tax

The Company has recognized deferred tax assets, as follows:

	June	December
	30, 2005	31, 2004

	(Unaudited)

Deferred tax assets
Net operating loss carryforwards	168.7	205.8
Goodwill and deferred charges	194.8	201.5
Non-deductible accrued expenses and other temporary
differences	308.4	323.0

Gross deferred tax assets	671.9	730.3
Asset not recorded, based on the Company's projections
of the offset of tax losses	(402.9)	(426.5)

Net long-term deferred tax assets	269.0	303.8

Deferred tax liabilities
Accelerated depreciation	(8.9)	(9.3)
Deferred income tax on unrealized exchange variations	(86.2)

Long-term deferred tax liabilities	(95.1)	(9.3)

(c) Social contribution

In view of the discussion of the constitutionality of Law 7,689/88, the Company and merged companies OPP Química and Trikem and its subsidiary Polialden, filed a lawsuit to avoid the payment of CSLL.

The TRF of the 1st Region expressly recognized the unconstitutionality of said tax, and the courts issued final and unappealable decisions favorable to the Company and merged companies. However, the Federal Government filed an action seeking to revoke the decisions on Braskem's and merged Trikem's lawsuits, arguing that after the final decision favorable to the companies, the Plenary Session of the STF had declared the constitutionality of the tax, except in 1988. In the case of OPP Química, the Federal Government did not file any action, and so the first final decision remained in force.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

The decisions of lower and first appeal courts were favorable to the Federal Government however, tax payments are still suspended. Currently, the mentioned action is awaiting final judgment of the appeals lodged to the STF and STJ.

Based on the referred STF's decision, the Federal Revenue Secretariat ("SRF") is raising tax assessment notices against the Company and the merged companies, against which administrative defense arguments have been filed.

The Company believes that it is reasonably possible that it will lose the appeals to maintain the Company's exemption. If the appeals are not successful, the Company believes that the loss of the exemption would be effective only as from the date of a final unfavorable decision and may not be applied retroactively. For this reason, no liability has been recorded. However, we believe that it is reasonably possible that we will be required to pay these taxes retroactively. If a retroactive claim were made by the government, the exposure to the Company would be, at June 30, 2005, approximately R$ 552.0, including interest but excluding fines.

18 Shareholders' Equity

(a) Capital

The Company's authorized capital at June 30, 2005 consists of 175,680,000 common shares, 307,440,000 Class A preference shares and 4,880,000 Class B preference shares. The number of shares reflects the grouping approved at the Extraordinary General Meeting held on March 31, 2005 (Note 1(c)).

At June 30, 2005, subscribed and paid-up capital amounts to R$ 3,403.0 (unaudited) and is divided into 362,523,671 shares, of which 120,860,099 are common shares, 240,860,206 are Class A preference shares and 803,366 are Class B preference shares.

At an extraordinary general meeting held on January 15, 2004, the Company's shareholders approved the upstream merger of Trikem into Braskem. As a result of the upstream merger, the Company acquired minority interests representing 46.4% of the total share capital of Trikem. The Company's capital was increased by R$ 304.6 (unaudited) to R$ 2,192.0 (unaudited) through the issue of 8,136,165,484 Class A preferred shares to be delivered to other shareholders of Trikem. Common shares were increased by 0.5% through the conversion of 121,948,261 Class A preferred shares into common shares.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

(b) Shares held in treasury

Considering the grouping of shares, approved on March 31, 2005 (Note 1(c)), the Company held in treasury, at the end of the quarter, 467,347 Class A preference shares (December 31, 2004 – 116,836,839 shares).

19 Contingencies

(a) Collective labor agreement

The chemical workers union in the Camaçari region ("SINDIQUÍMICA") and the syndicate of chemical manufacturers in the same region ("SINPEQ") are disputing in the courts whether the wage and salary indexation clause in their collective labor agreement was overruled by a 1990 economic policy law which restricted wage and salary increases. Braskem, Polialden, Nitrocarbono and Politeno operated plants in the region in 1990 and are members of SINPEQ. The workers' union is requesting that salaries and wages be adjusted retroactively and cumulatively since 1990. The most recent ruling by the Federal Supreme Court (STF), in December 2002, was favorable to SINPEQ and established that the economic policy law overruled the collective labor agreement. SINDIQUIMICA appealed this decision. In June 2003, after two STF justices had rendered an unfavorable opinion, judgment was suspended. It was reinstated in May 31, 2005, when the appeal was rejected by unanimous opinion. This decision is pending publication.

Based on the opinion of the Company’s outside legal counsel, Management believes in a favorable outcome for the companies, and no amount was thus provided for in connection with this case.

(b) Preference shareholders

Some holders of Class “B” preferred shares issued by the Company under a tax incentive program claim that they are entitled to profit distribution on a par with the holders of common and Class “A” preferred shares. One of these lawsuits was found against the Company, which prompted Braskem to file a rescission action to vacate such unfavorable ruling; as a result, the courts entered an injunctive relief staying the enforcement of this award until a final and conclusive decision was eventually rendered in the rescission action. On December 11, 2003, the Bahia State Court of Justice held Braskem’s rescission action fully valid, and rejecting the shareholders claims in relation to an express breach of special laws.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

In June 2004, the shareholders filed a special appeal ("recurso especial") at the Superior Court of Justice (STJ), but it was not recognized by resolution of the Chief Justice of the Bahia State Court of Justice in November 2004; as a result, the shareholders appealed this decision once again at the STJ. In September 2005, after discussions over the timeliness of the shareholders’ special appeal, it was seized of by STJ. The Company’s legal counsel believes that the chances of success in this case are high, notably because the Company’s stance is backed by legal opinions from renowned jurists and by court rulings on this specific issue.

(c) Other litigation of the Company and subsidiaries

The Company has civil lawsuits filed by a former caustic soda customer, which totals, at June 30, 2005, R$ 172.9. The former supplier is claiming reimbursement concerning the Company’s non-compliance with the contractual terms. Management, based on the opinion of its external legal advisors, believes that these lawsuits will be considered invalid and, accordingly, no provisions were set up.

The Company is defending various claims filed by employees, which totals, at June 30, 2005, R$ 126.6. A provision had been made for probable losses of R$ 7.9 relating to certain claims, while no provision was recorded for the remaining claims because, based on the advice of external legal advisors, these latter claims should be judged in favor of the Company.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

20 Financial Income and Financial Expenses

Financial income and expenses are comprised as follows:

	June	June
	30, 2005	30, 2004

	(Unaudited)	(Unaudited)

Interest income	59.9	81.5
Monetary variation on financial investments, related parties
and accounts receivable	6.3	9.4
Monetary variation on taxes recoverable
Gains (losses) from hedges and swaps instruments		(1.6)
Foreign exchange gains (losses)	357.5	(420.7)
Financing interest	(186.8)	(325.4)
Financing monetary variation	(95.0)	(194.2)
Monetary variation and interest in taxes and suppliers	(91.5)	(86.9)
Taxes on financial operations	(51.7)	(68.9)
Financial discounts	(34.4)	(21.2)
Others	(83.8)	(81.9)

Financial expenses, net	(119.5)	(1,109.9)

21 Subsequent Events

(a) On September 16, 2005, Braskem and Petroquisa approved the creation of a joint venture formed through the constitution of Petroquímica Paulínia S.A., with investment of US$ 240 million in the Paulínia polypropylene production.

The corporate structure of the new company defines participation of 60% for Braskem and 40% for Petroquisa, with administration under common control.

The initial capacity of production will be approximately 300 thousand polypropylene tones per year, with potential to reach 350 thousand tones per year, which the operation is estimated to begin in the end of 2007.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

22 Summary of Principal Differences between Brazilian GAAP and U.S. GAAP

(a) Presentation of financial information

This summary of principal differences between Brazilian GAAP and U.S. GAAP should be read in conjunction with the Company's audited consolidated financial information at and for the year ended December 31, 2004.

A summary of the Company's principal accounting policies that differ significantly from U.S. GAAP is set forth below.

(b) Business Combinations

As mentioned in Note 18 (a) the Company acquired minority interests representing 46.4% of the total share capital of Trikem, by the issuance of 8,136,165,484 Class A preferred shares. Considering that the Class A preferred shares were issued for Brazilian GAAP based upon the book value, the following considerations are applicable:

Purchase price under Brazilian GAAP
(based on Trikem Brazilian GAAP book value)	304.6
Purchase price under U.S. GAAP
(based on fair value of shares issued)	644.0

Increase in purchase price under U.S. GAAP	339.4

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

The initial fair value allocation of this acquisition was as follows:

Current assets	413.8
Long-term assets	1,338.8
Property, plant and equipment	1,879.4
Current liabilities	584.2
Long-term liabilities	1,395.0
Shareholders' equity	1,652.8

Participation acquired	767.4
Purchase price	644.0

This additional U.S. GAAP difference generated an increase in property, plant and equipment at June 30, 2005 of R$ 324.1 and an increase in depreciation for the six-month period then ended of R$ 12.0 (2004 - R$ 12.0) . These adjustments have no net effect on deferred taxes or minority interests.

(c) Consolidation of securitization funds

As discussed in Note 2 (i), Braskem began to consolidate certain investments and funds as from January 1, 2005 for Brazilian GAAP purposes, including the Braskem's trade receivable securitization program. This accounting treatment is consistent with U.S. GAAP, in accordance with FASB Interpretation No. 46 "Consolidation of Variable Interest Entities (revised December 2003)", which defines that trade receivable securitization funds are variable interest entities and have been consolidated in all periods presented.

In addition, the Company consolidated third parties interests on these variable interest entities as Minority Interest for Brazilian GAAP purposes. Under U.S. GAAP, in accordance with FAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, the consolidation of variable interest entities is recorded in long-term liabilities under “Quotas subject to mandatory redemption”.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

(d) Guarantees

The fair value of guarantees is initially determined by consideration of data in observable markets, comparable transactions and the utilization of probability-weighted discounted net cash flow models. The fair value of guarantees issued or modified since the company's adoption of FASB Interpretation No. 45 on January 1, 2003 was not material.

The Company has directly guaranteed debt obligations under agreements with third parties related to an equity affiliate. At June 30, 2005, the Company had directly guaranteed R$ 13.4 relating to guarantees of certain obligations and liabilities of Petroflex Indústria e Comércio S.A. This represents the maximum potential amount of future (undiscounted) payments that the company could be required to make under the guarantees.

The fair value of the guarantees that have been issued or modified since the company’s adoption of FASB Interpretation No. 45 on January 1, 2003, is not material. As of June 30, 2005, the liabilities recorded for these obligations were not material.

(e) Pension plan

Until June 30, 2005, the Company had three different pension plans managed by Fundação PETROBRAS de Seguridade Social - PETROS ("PETROS"), PREVINOR - Associação de Previdência Privada ("PREVINOR") and ODEPREV - Odebrecht Previdência ("ODEPREV"). In addition to sponsoring different private pension plans, the Company has approximately 800 employees who do not participate in company-sponsored pension plans, as no new benefits were granted to employees since the inception of the Company.

Management ceased to provide benefits to new employees in order to devise a single, legitimate solution for all participants, with a view to protecting the plan participants’ financial assets.

Experts engaged by the Company recommended the following solution, currently in the implementation stage:

· Set up ODEPREV as the sole supplementary pension plan sponsored by the Company, available to all employees, at their option;

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

· Offer to those employees who do not participate in PETROS and PREVINOR plans the option to participate in ODEPREV, retroactively to August 16, 2002.

In accordance with SFAS No. 87,"Employer's Accounting for Pensions", these pension plans were recently subject to an actuarial valuation in November 30, 2004. This actuarial valuation showed a status of unfunded pension liability of R$ 35.2. As of June 30, 2005, the unfunded pension liability amounts to R$ 38.7, which is recorded in long-term liabilities under “Minimum pension liability”.

Net periodic benefit costs included the following components for the periods presented:

	For the six	For the six
	months ended	months ended
	June 30, 2005	June 30, 2004

Components of net periodic benefit cost
Service cost	3.7	3.9
Interest cost	19.0	17.2
Expected return on assets	(16.0)	(13.0)
Amortization of transition obligation actuarial loss	1.5	2.7
Employee and employer contributions	(4.7)	(2.2)

Total net periodic benefit cost (credit)	3.5	8.6

In early June 2005, the Company communicated to PETROS and PREVINOR its intent to withdraw as a sponsor effective June 30, 2005. As a result, the entities must prepare the actuarial calculations required to define participants reserves and any amounts to be contributed by the Company in order to settle prior pension plan commitments. Following the completion of actuarial calculations, the proposed withdrawal as a sponsor will be submitted to the approval of the National Superintendence for Supplementary Pension Plans (“PREVIC”), a Social Security Ministry department in charge of regulating and inspecting private pension plans. There is no relevant effects of curtailment according to SFAS No. 88,"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits".

Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

(f) Earnings per share

Under Brazilian GAAP, net income or loss per share is calculated based on the number of shares outstanding at the balance sheet date retroactively restated for the 250 for one share reverse split in March 2005 (Note 1 (c)) for all periods. Information is disclosed per lot of one share.

Under U.S. GAAP, because the preferred and common shares have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per share", which provides computation, presentation and disclosure requirements for earnings per share. The two-class method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the year.

The following table presents the determination of U.S. GAAP net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented under U.S. GAAP.

All references to the number of preferred and common shares and per share amounts have been restated to give retroactive effect to the March 2005 share split (Note 1 (c)) for all periods presented.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

	2005

		Class A	Class B
	Common	preferred	preferred
	share	shares	shares	Total

Basic numerator – undiluted
Minimum 6% dividend	68.2	135.5	0.5	204.2
Undistributed earnings allocation	231.2	459.8		691.0

Total undistributed earnings	299.4	595.3	0.5	895.2
Weighted average number of outstanding shares - undiluted (millions)	120.9	240.4	0.8	362.1

Basic earnings per one outstanding shares - U.S. GAAP
(*) - (whole reais) - R$ - undiluted	2.48	2.48	0.55

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

In accordance with EITF 03-6 "Participating Securities and the Two-Class Method under FASB Statement No. 128", the Earnings per Share calculation at June 30, 2004 presents losses from continuing operations for the six-month period then ended allocated only to common shareholders since preferred shareholders do not share in undistributed losses as follows:

June
30, 2004

Common
shares

Basic numerator - undiluted

Loss from continuing operations available to common shares	(292.2)

Weighted average number of common shares (millions)	102.9

Basic earnings per outstanding shares – U.S. GAAP – (whole reais) – R$ - undiluted undiluted	(2.84)

(g) Segment reporting

Under Brazilian GAAP, there is no requirement to present disaggregated information with respect to the business segments of an enterprise.

Under U.S. GAAP, SFAS No. 131, "Disclosures about segments of an enterprise and related information", requires that public enterprises disclose certain information about segments on the bases that top management uses to allocate resources among segments and evaluate their performance.

Braskem has the following business segments:

.. Basic Petrochemicals - comprising basic petrochemical production activities and supply of electricity, steam and compressed air to second generation producers. This segment is dependent on Petrobras for supply of raw material.

.. Polyolefins - comprising activities related to the production of polyethylene and polypropylene.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

.. Vinyls - comprising activities related is the production of PVC, caustic soda and chlorine. One client represents 10.7% and 14.1% of Vinyl revenues for the periods ended June 30, 2005 and December 31, 2004, respectively.

.. Business Development - comprises activities related to the production of other second generation petrochemical products. One client represents 37.2% and 27.6% of Business Development revenues for the periods ended June 30, 2005 and December 31, 2004, respectively.

The Company evaluates and manages segment performance based on information generated from its statutory accounting records maintained in accordance with accounting practices adopted in Brazil and reflected in its consolidated and combined financial statements. However, management evaluates jointly controlled companies the purposes of its segment analysis under the equity method as the Company does not control these companies. Certain equity investments are not allocated to any segment.

Information on total segment assets as at June 30, 2005 and December 31, 2004, under Brazilian GAAP, is as follows:

	June	December
	30, 2005	31, 2004

Basic Petrochemicals	5,882.0	6,398.7
Polyolefins	3,072.4	3,266.3
Vinyls	2,176.2	2,282.4
Business Development	544.5	584.8
Other	4,440.5	2,562.9

Total assets	16,115.6	15,095.1

Allocation of investments by business segment was not significant in the periods presented.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

Information on segment results for each of the six month periods ended June 30, 2005 and 2004 are as follows:

	2005

	Business segments

	Vinyls	Polyolefins	Basic petrochemicals	Business development	Total segments	Eliminations and adjustments	Braskem consolidated before CVM 247(*)	CVM 247	Braskem consolidated	U.S. GAAP differences	U.S. GAAP

Net sales revenue	960.5	2,017.2	3,762.1	321.2	7,061.0	(1,098.8)	5,962.2	646.4	6,608.6	(410.4)	6,198.2
Cost of sales	(621.4)	(1,620.8)	(3,091.7)	(297.7)	(5,631.6)	1,051.4	(4,580.2)	(419.1)	(4,999.3)	227.0	(4,772.3)

Gross profit	339.1	396.4	670.4	23.5	1,429.4	(47.4)	1,382.0	227.3	1,609.3	(183.4)	1,425.9

Operating (expenses) income
Selling and general administrative	(37.5)	(110.3)	(115.3)	(9.1)	(272.2)	(74.5)	(346.7)	(48.1)	(394.8)	5.9	(388.9)
Depreciation and amortization	0.3	(3.2)		(0.1)	(3.0)	(192.3)	(195.3)	(2.9)	(198.2)	186.2	(12.0)
Other, net	(4.6)	1.3	15.7	2.6	15.0	3.0	18.0	(0.4)	17.6	(1.0)	16.6

	(41.8)	(112.2)	(99.6)	(6.6)	(260.2)	(263.8)	(524.0)	(51.4)	(575.4)	191.1	(384.3)

Operating income	297.3	284.2	570.8	16.9	1,169.2	(311.2)	858.0	175.9	1,033.9	7.7	1,041.6

(*)	CVM 247 refers to proportional consolidation under Brazilian GAAP (Note 4) and Braskem consolidated before CVM 247 includes depreciation at R$ 206.2 within this cost of sales.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

	2004

	Business segments

	Vinyls	Polyolefins	Basic petrochemicals	Business development	Total segments	Eliminations and adjustments	Braskem consolidated before CVM 247(*)	CVM 247	Braskem consolidated	U.S. GAAP differences	U.S. GAAP

Net sales revenue	806.2	1,531.5	2,650.6	278.0	5,266.3	(381.6)	4,884.7	551.9	5,436.6	(394.6)	5,042.0
Cost of sales	(543.8)	(1,117.5)	(2,168.6)	(247.8)	(4,077.7)	380.9	(3,696.8)	(402.0)	(4,098.8)	280.9	(3,817.9)

Gross profit	262.4	414.0	482.0	30.2	1,188.6	(0.7)	1,187.9	149.9	1,337.8	(113.7)	1,224.1

Operating (expenses) income
Selling and general administrative	(34.7)	(78.7)	(97.2)	(11.5)	(222.1)	(20.4)	(242.5)	(28.0)	(270.5)	(146.6)	(417.1)
Depreciation and amortization	(0.3)	(3.1)	(1.2)	(0.3)	(4.9)	(150.9)	(155.8)	(2.7)	(158.5)	139.0	(19.5)
Other, net	14.8	8.4	12.4	0.7	36.3	(9.3)	27.0	14.0	41.0	(13.6)	27.4

	(20.2)	(73.4)	(86.0)	(11.1)	(190.7)	(180.6)	(371.3)	(16.7)	(388.0)	(21.2)	(409.2)

Operating income	242.2	340.6	396.0	19.1	997.9	(181.3)	816.6	133.2	949.8	(134.9)	814.9

(*)	CVM 247 refers to proportional consolidation under Brazilian GAAP (Note 4) and Braskem consolidated before CVM 247 includes depreciation at R$ 172.8 within this cost of sales.

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

	Period ended June 30

	2005	2004

Domestic sales	5,154.1	4,277.2
Exports from Brazil	1,454.5	1,159.4

Total net sales	6,608.6	5,436.6

Information on the geographical composition of the Company's sales is as follows:

	Period ended June 30

	2005	2004

Destination of exports from Brazil
Americas	983.2	695.7
Far East	224.0	173.9
Europe	247.3	220.3
Other		69.5

Total exports	1,454.5	1,159.4

Domestic sales	5,154.1	4,277.2

Total net sales	6,608.6	5,436.6

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

(h) Reconciliation of the differences between Brazilian GAAP and U.S. GAAP

Net income (loss)

		Period ended June 30

	Reference	2005	2004

Net income (loss) under Brazilian GAAP		633.8	(295.2)

Depreciation of additional indexation of
permanent assets for 1996 and 1997		(9.4)	(16.5)
Capitalized interest		23.4	34.4
Amortization of capitalized interest		(18.9)	(19.6)
Deferred charges, net		41.1	(131.2)
Business combination adjustments	22(b)	203.9	238.0
Pension plan	22(d)	(3.5)	(8.6)
Tax incentives		47.6	0.4
Sales shipped but not delivered		(2.1)	(0.6)
Consolidation of variable interest entities		3.9
Effects of U.S. GAAP adjustments on equity
Investees		(31.9)	(37.8)
Deferred income tax on adjustments above		6.5	(56.6)
Minority interest on adjustments above		0.8	1.1

Net income (loss) under U.S. GAAP		895.2	(292.2)

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

Shareholders' equity

		June	December
	Reference	30, 2005	31, 2004

Shareholders' equity under Brazilian GAAP		4,868.8	4,187.5

Additional indexation of permanent assets for
1996 and 1997		1,135.8	1,135.8
Depreciation of additional indexation of
permanent assets for 1996 and 1997		(383.6)	(374.1)
Capitalized interest		509.4	486.0
Amortization of capitalized interest		(311.5)	(292.6)
Deferred charges, net		(260.9)	(302.0)
Business combination adjustments	22(b)	(109.7)	(313.6)
Distributions to shareholders		(1,777.2)	(1,777.2)
Capital issuance costs		(58.1)	(58.1)
Pension plan	22(d)	2.0	5.5
Sales shipped but not delivered		(2.1)
Consolidation of variable interest entities		0.8	(3.1)
Equity investees		(168.2)	(136.3)
Treasury Shares		10.4	10.4
Deferred income tax adjustments		(95.9)	(102.4)
Minority interest on adjustments above		124.1	123.1

Shareholders' equity under U.S. GAAP		3,484.1	2,588.9

(i) U.S. GAAP condensed financial information

Based on the reconciling items and discussion above, Braskem's consolidated balance sheet, statement of operations and statement of changes in shareholders' equity under U.S. GAAP have been recast in condensed format as follows:

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

(i) Condensed balance sheet under U.S. GAAP

	June	December
Assets	30, 2005	31, 2004

Current assets
Cash and cash equivalents	783.2	496.4
Short-term investments	2,046.8	849.5
Trade accounts receivable, net	1,596.4	1,595.8
Taxes recoverable	326.1	472.6
Inventories	1,346.4	1,355.4
Dividends receivable		40.2
Prepaid expenses	34.4	52.3
Advances to suppliers	51.5	54.1
Other receivables	115.5	114.1

	6,300.3	5,030.4

Investments	482.4	393.3

Goodwill, net	814.3	829.5

Property, plant and equipment	5,288.1	5,193.9

Other noncurrent assets
Receivables from related parties	34.8	34.3
Long-term investments	7.5	59.1
Prepaid expenses	113.6	122.2
Inventories, net	62.4	50.4
Intangible assets	22.0	29.5
Deferred charges, net	314.6	342.8
Other taxes recoverable	454.3	222.4
Deferred income tax, net	174.9	294.5
Restricted deposits for legal proceedings	156.4	187.2
Other receivables	14.8	31.5

	1,355.3	1,373.9

Total assets	14,240.4	12,821.0

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

	June	December
Liabilities and shareholders' equity	30, 2005	31, 2004

Current liabilities
Suppliers	2,691.9	2,167.9
Payroll and related charges	67.1	77.6
Taxes on income payable	15.0	68.3
Other taxes payable	143.1	141.8
Short-term debt, including current portion of long-term debt	574.9	1,282.7
Interest payable on short-term debt and debentures	239.0	264.6
Debentures	10.1	5.0
Advances from customers	63.4	23.2
Dividends payable	1.7	185.8
Other	56.1	142.1

	3,862.3	4,359.0

Long-term liabilities
Long-term debt	3,408.7	2,616.7
Debentures	1,530.8	1,167.9
Quotas subject to mandatory redemption	201.8	201.8
Related parties		145.8
Minimum pension liability	38.7	35.2
Taxes and contributions payable	1,361.2	1,332.3
Other	142.8	120.8

	6,684.0	5,620.5

Minority interest	210.0	252.6

Shareholders’ equity	3,484.1	2,588.9

Total liabilities and shareholders’ equity	14,240.4	12,821.0

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

(ii) Condensed statement of operations under U.S. GAAP

	Period ended June 30

	2005	2004

Gross sales	7,859.2	6,354.3
Value-added and other taxes, discounts and returns	(1,661.0)	(1,312.3)

Net sales revenue	6,198.2	5,042.0
Cost of sales	(4,772.3)	(3,817.9)

Gross profit	1,425.9	1,224.1

Operating income (expenses)
Selling, general and administrative	(388.9)	(417.1)
Depreciation and amortization	(12.0)	(19.5)
Other, net	16.6	27.4

Operating income	1,041.6	814.9

Non-operating income (expenses)
Financial income	(131.4)	200.0
Financial expenses	(7.6)	(1,304.0)
Other	(17.8)	(9.6)

Income (loss) before income tax, equity in results of
associated companies and minority interest	884.8	(298.7)

Income tax benefit (expense)
Current	(11.1)	(18.1)
Deferred	(115.5)	(57.6)

Income (loss) before equity in results of
associated companies and minority interest	758.2	(374.4)

Equity in earnings (losses) of associated companies	136.9	96.8
Minority interest	0.1	(14.6)

Net income (loss) for the period	895.2	(292.2)

Braskem S.A. and its Subsidiaries

Notes to the Condensed Consolidated Interim
Financial Information for June 30, 2005
(Unaudited)
All amounts in millions of reais, unless otherwise indicated

(iii) Condensed changes in shareholders equity under U.S. GAAP

Period ended
June
30, 2005

At beginning of the period	2,588.9
Net income (loss)	895.2

Total comprehensive income	895.2

3,484.1

*            *            *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer